1108 - 1030 West Georgia St. Vancouver, BC CanadaV6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD REPORTS AUDITED FINANCIAL RESULTS FOR FISCAL 2011

April 2, 2012, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that its audited annual financial statements and Management Discussion and Analysis for the year ended December 31, 2011 have been filed. The Company will review the results during an investor conference call scheduled for April 3, 2012.

Highlights for the year included:

  Year on year increase of 27% in Au eqv oz produced and 70% increase in revenue
  Burnstone capital project completed with commercial production in February 2011
  42% increase in Au eqv oz recovered from Hollister through our Esmeralda mill compared to 2010
  $24 million in cash generated by operations compared to $3 million utilized by operations in 2010
  46% improvement in adjusted loss per share year on year
	12 months ended
	December 31 2011	December 31 2010
Recovered Au eqv oz1	120,971	95,186
Au eqv oz sold	114,228	88,789
Realized Au eqv price	$1,491	$1,123
Revenue (’000)	$170,324	$99,706
Profit/(loss) from operating activities (’000)	$1,514	($17,908)
Net loss for the year (’000)	($17,737)	($27,141)
Cash generated from (utilized by) operations (’000)	$24,190	($2,725)
Adjusted loss per share	($0.06)	($0.13)

Ferdi Dippenaar, Great Basin Gold President and CEO, commented: “Our Nevada operations continue to perform in line with their current production potential by delivering a much improved set of results from trial mining for 2011. We expect a similar performance for 2012. The planned completion of the EIS during 2012 will allow the project to enter into commercial production which will have a positive impact on cash costs and the manner in which we report our earnings. Burnstone, in its first year of production build-up, made significant strides but was constrained by unexpected geological and infrastructural challenges. The continuing additional infill drilling is mitigating the risk in the short to medium term. Significant improvements have been, and are being made to the shaft and permanent underground infrastructure over the last 3 months. The continued improvement in ore development and stoping rates at Burnstone is reassuring, with more improvement expected in the second quarter of 2012 to get to the planned production levels.”

Financial results

The Company recorded a 70% increase in revenue as a result of a 29% increase in Au eqv oz sold as well as a 33% increase in the realized Au price. The increased revenue and improved operating margin allowed for much improved results from operating activities which recorded a profit of $1.5 million compared to the loss of $17.9 million in 2010. Profit from operating activities is expected to improve as production from our Burnstone mine increases. Burnstone recorded a net operating loss of $15 million in 2011, the first year of its production build-up. The interest expense recorded in earnings for 2010 is net of $30.6 million interest capitalized to mine development while our Burnstone mine was under construction. An impairment provision for $13.6 million was recorded against the loan advanced to our Black Economic Empowerment (“BEE”) partner, Tranter Burnstone (Pty) Ltd, under the 2010 guarantee agreement as a result of the decrease in the value of the shares our BEE partner owns in the Company that serves as collateral for the advance. Loss on derivative instruments include the $8.8 million loss on the advance settlement of the 2008 Senior Secured Notes in February 2011 as well as a net $21.2 million fair value adjustment on the zero-cost-collar hedge structures entered into as a result of the Term Loan facilities executed during 2011. Our Nevada operations have demonstrated their ability to generate taxable earnings and therefore recognized a net $49.7 million deferred tax asset on their unused tax losses and resource pools.

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1Gold equivalent (“Au eqv”) calculations use US$1,400/oz for Au and US$30/oz for Ag.

Basic loss per share improved 50% from $0.08 in 2010 to $0.04 in 2011 but remains impacted by fair value adjustments and capitalized interest. Adjusted loss per share eliminates the impact of these transactions and shows a 46% improvement from $0.13 loss per share in 2010 to $0.06 loss per share in 2011.

Hollister

The Nevada operations produced 97,610 Au eqv oz for the year (2010: 95,186 Au eqv oz), compared to the forecast of 100,000 Au eqv oz for the year. Fiscal 2011 was the first year that all material extracted from trial mining activities was processed at our Esmeralda mill, which showed a marked improvement in Au recovery from 2010, increasing from 82% to 92%. The performance of the acid wash and carbon regeneration circuit, which was commissioned during November 2011, has not yet reached planned levels and the mill continues with the process of replacing carbon on a continuous basis which, in the short term, impacts on the amount of Au eqv oz sold as well as the cash costs reported. In an effort to mitigate the time delay in recognizing produced metal as revenue and the insufficient capacity of local refiners, a shipment of loaded carbon was sent to Rand Refinery in South Africa in late December 2011 at an additional cost of approximately US$35 per Au eqv oz. Regular shipments of carbon to Rand Refinery will continue until April 2012 when the improvements to the acid wash and carbon regeneration circuit is expected to be completed. The year-on-year cash costs decreased by 9% to US$674 per Au eqv oz which is only marginally above the 2011 forecast of US$650 per Au eqv oz.

Additional emphasis on ore development is improving mining flexibility with the availability of additional stopes allowing for improved grade blending of extracted ore and a more consistent performance on a monthly basis is expected during 2012. The completion of the Upper-Zone ramp now allows for easy access for delineation drilling, with information obtained improving mine planning and scheduling. The good operational performance from the Nevada Operations is expected to continue in 2012, with production of 90,000 to 100,000 Au eqv oz at a cash cost of US$700 – 750 per Au eqv oz expected from trial mining.

Burnstone

The production ramp up at Burnstone continued during 2011, with ore development meters increasing by 149% from 1,167 meters in Q1 2011 to 2,900 meters in Q4 2011. Stoping square meters also increased by 77% from 3,760 in Q1 2011 to 6,653 in Q4 2011. Results from the long hole stoping mining method remain positive, with stoping widths of approximately 80 cm being achieved on a consistent basis. Improved dilution control on ore development is positively impacting on the head grade of material delivered to the mill. An 80 meter Graben fault was intersected in early 2011 and this, as well as infrastructural challenges experienced during the year, significantly impacted on the first year of production build-up at Burnstone. The temporary water handling system was unable to handle the volumes of water generated from the increasing mining activities, so underground flooding occurred in the latter part of 2011 and early 2012, which has impacted on the advancement of development. This short term issue has now been resolved following the upgrading of the temporary water handling system. Additional pumps and back-up pump columns are providing additional capacity to not only reticulate the water, but also to transport service water to all working ends, which will further improve rates of development and stoping. Permanent water reticulation infrastructure is under construction for completion in Q2 2012.

Total Au production for the year came to 23,361 Au ounces, approximately 6,000 Au ounces less than the revised guidance of 30,000 ounces.

In-fill drilling, comprising 19,051 meters from surface and 7,966 meters from underground, was completed to January 31, 2012, increasing confidence in the 24 to 30 months mine plan. No significant faults were intersected over this period. In-fill drilling will continue over the medium to longer term.

The Metallurgical Plant is performing in line with expectation with 775,524 tonnes processed during 2011, an average of 65,000 tonnes per month. Mill feed is controlled to account for the lower than planned ore from development and stopes with the mill capacity being in excess of 145,000 tonnes per month.

Due to the loss of ore development ends following the Graben fault, a program to re-establish ore development ends commenced in Q2 2011 which increased ore development ends from 2 in June 2011 to 38 by the end of February 2012. As the remaining 12 temporarily flooded ore development ends become available during Q1 2012, the mine plans to meet its first development milestone of 1,500 ore development meters per month in Q2 2012, and this should allow the mine to reach its first production milestone of 22,000 sq meters of stoping and a production rate in excess of 10,000 oz per month in early Q3 2012.

Following a review of the current production levels and progress of underground development and infrastructure, the Company expects Burnstone to produce between 90,000 and 100,000 Au oz at a cash cost of US$900 – US$1,000 per oz for the 2012 fiscal year. These cash cost targets represent a marked improvement on the US$1,801 per oz achieved in 2011. As planned, the high ratio of development to stoping ore will continue to impact on the head grade delivered to the mill and cash costs for the balance of 2012.

Liquidity and funding

Net cash of $24.2 million was generated from operations during 2011, a marked improvement on the $2.7 million utilized by the operations in the prior year. In addition, capital expenditure was reduced from $230 million in 2010 to $159 million in 2011, decreasing the net financing requirement during 2011 to $135 million compared to $233 million in 2010. In order to ensure adequate funding is available, the Company executed 2 term loan facilities during 2011 with net proceeds, after settling existing debt and interest, of $36 million. Equity related transactions which included a bought deal public offering in February 2011 ($81 million) and warrants exercised ($29 million), contributed a net $115 million to cash reserves. Cash flow from operations is expected to increase during 2012 and beyond as our Burnstone mine increases its production to designed levels. Burnstone is expected to be cash flow positive by Q3 2012 (using a gold price of US$1,650 and a US$/ZAR exchange rate of 7.5) with its cash contribution to Group activities to increase in line with the production build-up. To ensure the Company has adequate funds available to fund the production build-up, it launched and closed a $50 million bought deal public offering in March 2012 (see March 30, 2012 press release.)

Ferdi Dippenaar

President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0)11 301 1800
Michael Curlook in North America	1 888 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452-2334

Shareholders of the Company are reminded that they may request a hard copy of the complete audited financial statements free of charge upon request from any of the Investor Services personnel above or from the Company’s Corporate Office at Tel: +27 (0) 11 301 1800, Fax: +27 (0) 11 301 1840 or Email: info@za.grtbasin.com.

This document contains “forward-looking statements” that were based on Great Basin Gold’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining the extent of mineral resources or reserves which exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected political, judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

Cautionary Note regarding Non-GAAP Measurements

Cash cost per ounce/tonne is a not a generally accepted accounting principles ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness of operations. It is determined by dividing the relevant mining and processing costs including royalties by the ounces produced/tonnes milled in the period. There may be some variation in the method of computation of "cash cost per ounce/tonne" as determined by the Company compared with other mining companies. Cash costs per ounce/tonne may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies. As a Non-GAAP Financial Measure cash costs should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted loss per share is also a Non-GAAP measure and is calculated by excluding the impact of certain fair-value accounting charges and once-off transactions. We also make reference in our disclosures to “working capital” which is also a Non-GAAP measure and includes cash and cash equivalents, trade and other receivables, current inventories, trade payables and accrued liabilities. There is material limitations associated with the use of such Non-GAAP measures.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.